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                              December 7, 2022

       Gregory Anderson
       Chief Financial Officer
       Allegiant Travel CO
       1201 North Town Center Drive
       Las Vegas, Nevada 89144

                                                        Re: Allegiant Travel CO
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-33166

       Dear Gregory Anderson:

              We have reviewed your November 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 7, 2022 letter.

       From 10-K for the Fiscal Year ended December 31, 2021

       Financial Statements
       Note 7 - Long Term Debt, page F-71

   1. We note your response to prior comment one stating that you will "evaluate including additional detail"
regarding your long-term debt in future filings, although you also indicate that you view
your present disclosures as fully responsive to the disclosure requirements in Rule
5-02.22 of Regulation S-X.

                                                        However, we believe
that details should be provided for each issue or type of obligation that is presently
combined with dissimilar obligations and with greater specificity. Please submit the revisions
that you propose to address this concern.
 Gregory Anderson
Allegiant Travel CO
December 7, 2022
Page 2
         If you expect to include aggregated content, explain your rationale or view on the type classification and provide us with a schedule of the related obligations, along with descriptions of the corresponding balances and terms.
       You may contact John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact
Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.



FirstName LastNameGregory Anderson                            Sincerely,
Comapany NameAllegiant Travel CO
                                                              Division of
Corporation Finance
December 7, 2022 Page 2                                       Office of Energy
& Transportation
FirstName LastName